Exhibit 14.1

Code of Ethics and Conduct

You should report violations of laws, rules, regulations or this Code of Ethics and Conduct to your immediate supervisor, manager, or other appropriate personnel.  The Company has a strict policy prohibiting retaliation against any employee who, in good faith, reports violations or suspected violations of ethical practices.

CODE OF ETHICS AND CONDUCT

As an employee, officer or director of CoreLogic, Inc. (the “Company”), you are expected to know and abide by the following rules of ethical conduct:

A.	Conflicts of Interest

As an employee, officer or director of the Company you have a duty of loyalty to the Company, and must therefore avoid any actual or apparent conflict of interest with the Company.  A “conflict of interest” occurs when your private interest interferes, or would appear to others to interfere, with the interests of the Company.  A conflict situation can arise when you take an action or have an interest that may make it difficult to perform your work objectively and effectively.  Conflicts of interest also arise when you or a member of your family receive improper personal benefits as a result of your position with the Company.  If such a situation arises, employees should immediately report the circumstances to their supervisor.  Executive officers and directors should report any such circumstances to the Nominating and Corporate Governance Committee or, if the matter involves the Company’s financial reporting or internal controls, to the Audit Committee.

B.	Corporate Opportunities

As an employee, officer or director you may not:  (a) take for yourself personally opportunities that are discovered through the use of Company property, information or position; (b) use Company property, information or position for personal gain; or (c) compete with the Company.  Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

C.	Use of Inside Information

It is the Company’s goal and policy to protect stockholder investments through strict enforcement of the prohibition against insider trading set forth in federal securities laws and regulations.  No director, officer or employee may buy or sell, or tip others to buy or sell, Company securities or the publicly-traded securities of a competitor, customer or supplier when in possession of “material non-public information” regarding the Company, such competitor, such customer or such supplier, as the case may be.  Insider trading is both unethical and illegal and will be dealt with firmly.

D.	Fair Dealing

As an employee, officer or director you must endeavor to deal fairly and in good faith with Company customers, suppliers, competitors and employees.  You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of material facts, or any other unfair dealing practice.

E.	Confidentiality

As an employee, officer or director you should maintain the confidentiality of information entrusted to you by the Company, its business partners, suppliers, customers or others related to the Company’s business.  Such information must not be disclosed to others, except when disclosure is authorized by the Company or legally mandated.  Confidential information includes all non-public information that might be of use to competitors or harmful to the Company, or its business partners, suppliers or customers, if disclosed.

F.	Protection And Use Of Company Assets

Company assets, such as information, materials, supplies, time, intellectual property, software, hardware and facilities, among other property, are valuable resources owned, licensed, or otherwise belonging to the Company.  Safeguarding Company assets is the responsibility of all employees, officers and directors.  All Company assets should be used for legitimate business purposes only and the personal use of Company assets without permission is prohibited.

G.	Fraud

As an employee, officer or director you should not engage in fraudulent conduct.  Fraud is defined as deliberately practiced deception, whether by words, conduct, false or misleading allegations, or by concealment, to secure unfair or unlawful gain.  Fraud covers both express and implied representations of fact, and may be written or oral.

H.	Use of Electronic Communications Resources

The Company provides electronic communication services, including phones, fax machines, email and the Internet, for the conduct of Company business, the performance of work-related duties, professional training and education.  Limited personal use of these resources is authorized as long as such use:

s	Is occasional and of reasonable duration;

s	Does not adversely affect performance;

s	Is not prohibited by Company policy(ies); and

s	Does not violate state or federal laws or compromise intellectual property rights.

The following activities involving email and the Internet are expressly prohibited:

s	Viewing or downloading sexually explicit material;

s	Communications which are discriminatory, harassing, defamatory or threatening; or

s	Posting to a web site that may violate any Company policy.

In addition, you cannot have any expectation of privacy in your use of Company-provided communication resources.  Remember that there is no substitute for common courtesy and good judgment in communicating electronically and that care should be taken when conveying any confidential information.

I.	Government Compliance

Being factual and truthful is important in all communications with others.  If you interact with any government agency or auditor, you should deal strictly with factual information.  Federal law provides for severe penalties for anyone who endeavors to influence, obstruct, or impede federal auditors or investigators in the performance of their official duties with the intent to deceive or defraud.

The Company is committed to complying with all federal and state laws prohibiting the payment of illegal rebates or referral fees.  Deliberate and intentional violations of such laws will not be tolerated.

J.	Employee Privacy

It is the Company’s policy to restrict access to employee records.  This includes personnel records, payroll records, benefit plans and medical records.  Access to these records is limited to those who have a legal or business need to know.  Care should be taken by all persons who have access to the personnel, payroll or medical information of other employees to keep that information confidential.

K.	Community Activities/Political Endorsements

As private citizens, we are encouraged to participate actively in civic public affairs activities, thereby contributing to the improvement of our communities.  If you are involved in outside community activities, you should make every effort to perform those activities during non-work hours.  When schedule conflicts occur, advance arrangements must be made and approval obtained from your immediate supervisor.

As a private citizen, you are free to petition or otherwise contact the Government on any issue you desire.  However, you may not purport to represent the Company when contacting any branch of Government at any level.

L.	Compliance With Laws, Rules And Regulations

The Company’s employees, officers and directors are subject to numerous laws, rules and regulations, only some of which are specifically addressed in this Code. We encourage and expect you to become reasonably informed and to comply with the laws, rules and regulations applicable to you, whether or not they are addressed in this Code.

M.	Discipline

Discipline will be promptly and consistently applied to serve as notice that there are serious consequences for intentional wrongdoing and to demonstrate that we are committed to integrity as an integral part of our culture.  The Company believes that application of discipline for a violation of our ethics standards should be prompt and must be appropriate.  Therefore, the Company will weigh all mitigating and aggravating circumstances.

N.	Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to any of their immediate supervisors, managers, or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation.  We treat reports confidentially to the extent permitted by law and our ability to fairly and expeditiously address the issues raised by the report.  Any employee who reports in good faith incidents of misconduct will not be subject to retaliation.  Employees are expected to cooperate in internal investigations of misconduct.

O.           Conclusion

The requirements and principles contained in this Code form the cornerstone of our policy of ethical business conduct.  The Company has provided this Code as a guide and expects that each employee, officer and director will use its principles of ethical conduct as a foundation for behavior.  Reference to this Code will help each of us apply our institutional and personal values of honesty, fairness and integrity to everything we do at the Company.  Any waiver of this Code for executive officers or directors of the Company may be made only by the board of directors or a committee of the board of directors of the Company to which such authority has been delegated, and will be promptly disclosed to stockholders of the Company.  If you need clarification on any matters not covered by this Code, please refer to your immediate supervisor, manager or other appropriate personnel.

Code History

Date	Section(s)	Summary
June 2010	ALL	Code of Ethics and Conduct approved by the Board of Directors
January 27, 2011	N	A new section “N” was added to clarify the requirement set forth on the cover page